DEED OF PLEDGE

Messrs.
Banca Nazionale del Lavoro S.p.A.
Territorial Area of Lombardy
M I L A N

GENTIUM S.p.A. (hereinafter for the sake of brevity referred to as the “Guarantor”) with registered office in Villa Guardia (CO), Piazza XX Settembre 2, Inland Revenue Code and registration in the Register of Companies of Como under no. 02098100130, in the person of Dr. Laura Iris Ferro, born in Milan on 3rd August, 1951, in her capacity as Chairwoman of the Board of Directors, and Mr. Cary Grossman born in Corpus Christi in Texas (USA) on 15th February, 1954, in his capacity as Chief Financial Officer, authorised with joint signature by virtue of the powers granted to them, hereby lodge as security in favour of Banca Nazionale del Lavoro S.p.A. with registered office in Rome (hereinafter for the sake of brevity referred to as the "Bank") the credit of €uro 550,000.00 (five hundred and fifty thousand/00) represented by the balance of the account lodged as security no. 420011 made out to the latter, opened with the Como Branch of the "Bank".
1. Purpose of the pledge and secured credit. The pledge is indivisibly given as guarantee for the payment of all the amounts which, on account of capital, interest, including interest on arrears, costs and additional charges, shall be owed to the "Bank" by the aforesaid "Guarantor" in consequence of the loan agreement for €uro 2,000,000.00 (Two million/00) in accordance with articles 10, 38 and subsequent articles of the Legislative Decree no. 285, 1st September, 1993 (Unified Body of Laws on the subject of banking and credit) referred to in the deed dated 20th July, 2004 under the hand and seal of the Notary Public Dr. Giorgio Miserocchi of Como record no. 102338/18000.
The pledge may be redeemed at the request of the "Guarantor", as of the due date of the first instalment of reimbursement of the loan, to an extent proportional to the capital share of the individual instalments fallen due and paid by the "Guarantor", resulting from the depreciation plan.
2. General provisions. The pledge is governed by the following general provisions:
a) Effectiveness of the pledge. The pledge is indivisibly lodged for its entire value as guarantee of the full payment of all the amounts which, on account of capital, interest, including interest on arrears, costs and additional charges, shall be owed to the "Bank" by the aforesaid "Guarantor" in consequence of the aforesaid loan agreement. It is independent of all and any other guarantees lodged by any person under any form whatsoever in favour of the "Bank" in the interests of the "Guarantor” and shall also guarantee, without the need for any further operations or declarations, the amount that has been received by the "Bank" as payment of the guaranteed obligations and which must be returned by the "Bank" in consequence of the ineffectiveness, revocation or cancellation of the payments made by any person whatsoever. The guarantee shall also remain firm and valid until the full discharge of the amount payable to the "Bank", in the event of the latter, at its unquestionable discretion, granting extensions of payment or modifications to the original terms, procedures and conditions of reimbursement of the loan, expromissions or assumptions of obligation, reductions or restrictions or waivers or substitutions of the collateral or personal securities lodged hereby, or which may be subsequently furnished, also by remission or composition on the part of the "Bank", and also in the event of total or partial nullity or invalidity of the guarantees themselves;

b) Extension and transfer of the pledge. The pledge is understood to be automatically extended also to any other amounts that may be further paid at the time of the individual payments, as well as to any interest which may accrue on the account lodged as security forming the subject thereof, without the need for any other formalities whatsoever. It is also understood that, in the event of the "Bank", at its unquestionable discretion, allowing withdrawals from the account lodged as security, this may never be understood as a waiver of the pledge on the residual balance and on the subsequent payments.
c) Procedures of enforcement of the pledge. Whenever, at the due dates established by contract, or in the event of termination of the secured credit transaction, the "Debtor" fails to punctually fulfil his obligations of reimbursement and the amount payable to the "Bank" is not immediately paid up, the "Bank" itself is as of now authorised to withdraw the amounts owed to it directly from the account lodged as security forming the subject of the pledge, by a simple eight days’ advance notice to be dispatched to the "Guarantor" by registered letter, without detriment to all and any other rights or actions for the recovery of any difference.
3. Costs and fiscal charges. All and any costs pertaining and consequential hereto shall be borne by the "Guarantor", who explicitly undertakes to pay the latter, declaring his intention to take advantage of the tax benefits contemplated by article 15 of the D.P.R. no. 601, 29th September, 1973.
4. Competent Court of Law. Any controversies which may arise shall be referred to the competence of the judicial authorities in whose territorial jurisdiction the branch of the Territorial Area of the "Bank" which carried out the secured credit transaction is located.
5. Choice of domicile. To all intents and purposes hereof, the "Guarantor" elects domicile in Villaguardia (CO), Piazza XX Settembre, 2

Description of the subject of the pledge

Account lodged as security opened in the name of GENTIUM S.p.A. no. 420011 with the Como Branch.

Date: May 16, 2006	GENTIUM S.p.A.

/s/ Laura Iris Ferro
Laura Iris Ferro, CEO

/s/ Cary Grossman
Cary Grossman, CFO